Brobe International, Inc.



brobe

ANNUAL REPORT

5008 Burleson Rd

Austin, TX 78739

(512) 745-5597

https://www.thebrobe.com

This Annual Report is dated April 17, 2023.

BUSINESS

Overview

Surgery recovery is a painful, uncomfortable, and dehumanizing experience. There are both physical and emotional issues that come after having major surgery. Some include pain and physical trauma. Tubing, drains, and bandages for weeks. Extreme discomfort, unable to sit, lie down, or stand comfortably. Most people feel a loss of independence, unable to shower or dress themselves and the loss of a body part (breast, testicles, limbs) contributes to one's sense of self.

Brobe International, Inc. ("Brobe" or the "Company") l provides functional and fashionable clothing designed specifically to help women, men, and children recovering from major surgeries. In the US alone, there are 40-50 million major surgeries every year. Most patients do not have specialized clothing that helps them recover physically & independently.

Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7388795/

Business Model

Our current business model is primarily focused on selling direct to consumer (DTC) on our website (thebrobe.com) and Amazon. We reach our online customers primarily via targeted ads on Google & Amazon as well as building our organic & social traffic. Moving forward, we plan to expand into more B2B2C markets through online retailers, International distribution, medical distributors, and healthcare systems.

While Brobe started out focusing on women recovering from breast cancer surgeries, on March 1, 2022, Brobe branched out to all other major surgeries (e.g. cosmetic breast surgeries, tummy tuck, BBL, open heart surgeries, etc.). New products already make up ~30% of Brobe's online business. As we learn more about our new surgery customers, we'll adapt our go-to-market strategies accordingly to reach more of them.

Corporate Structure

Brobe International was initially organized as Brobe International, L.L.C., a Texas limited liability company on July 11, 2011, and converted to a Delaware corporation on July 23, 2018.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $357,550.00

Use of proceeds: operations

Date: May 22, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $439,618 compared to $468,383 in fiscal year 2021.

In late 2021, we had little to no inventory due to supply chain issues. This was at the height of supply chain issues across the world. Our largest inventory order was stuck on the water for four (4) months causing us to sell through what we had and make very little in sales. We received our inventory in late December 2021 and as a result, the 2022 numbers that we had our highest month ever in March/April 2022.

Cost of Sales

Cost of Sales for fiscal year 2020 was $170,707 compared to $166,893 in fiscal year 2021.

We continued to spend roughly the same amount on our inventory but given the circumstances with the supply chain in late 2021, we did not receive some of it until later in 2021 and the beginning of 2022.

Gross Profits

Gross profits for fiscal year 2020 were $268,911 compared to $301,489 in fiscal year 2021.

Our gross margins have consistently been between 63-78% across all of our products. Our Gross profit was still slightly higher from 2020-2021.

Expenses

Expenses for fiscal year 2020 were $221,612 compared to $306,669 in fiscal year 2021.

When Covid started in March 2020, we cut down on all additional expenses such as marketing and staff. Our CEO cut her salary down to $35,000 because we were so unsure what would happen in the coming months. With all the cuts of course, our expenses are lower in 2020 than in 2021 when we started hiring again and even though being very lean with expenses we gradually started to increase over the year.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of financial backing. Past cash was primarily generated through online sales via

Amazon and the website, small equity investments, and profit from sales. Our goal is to continue the growth online but also start selling into the B2B side through medical distributors, hospitals, and major retail chains.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $29,468.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Owed to: SBA loan agreement
Amount owed: $123,483.00
Interest rate: 9.25%
Maturity date:
Material terms: The Company entered into an SBA loan agreement in the amount of $200,000 in 2017. The loan accrues interest at 9.25% and has a maturity date in 2024. The balance of the loan was $123,483 as of December 31st, 2022.

Owed to: Equipment Financing Agreement
Amount owed: $86,609.00
Interest rate: 15.99%
Maturity date:
Material terms: The Company entered into an equipment financing agreement. The loan accrued interest at 15.99% and has a maturity date in 2033. The balance of the loan was $86,609 as of December 31st, 2022. date in 2033. The balance of the loan was $90,684 as of December 31st, 2021.

Owed to: Paypal loan
Amount owed: $2,032.00
Interest rate: 0%
Maturity date:
Material terms: The Company entered into a Paypal loan totaling $22,000. The loan requires a repayment amount of 30% of the outstanding balance for which each repayment will be made in each period. The loan has a flat fee of $3,178. The Company agreed to pay the lender the minimum payment of $1,258 every 90 days beginning at the end of the agreement cancellation and ending when the total payment amount has been delivered to the lender. The minimum payment is due in each 90-day period that the account remains open, irrespective of the amount paid in any previous 90-day period. The balance of the loan was $2,032 as of December 31st, 2022.

Owed to: Keep It Simple Security (KISS)
Amount owed: $357,550.00
Interest rate: 0%
Maturity date:
Material terms: Keep It Simple Security (KISS) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550. The KISS agreements bear no interest. The agreements provide

control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

Owed to: Loan
Amount owed: $12,989.00
Interest rate: 9.99%
Maturity date:
Material terms: The Company entered into a loan with an initial draw of $23,000. The loan accrues interest of 9.99% and matures in 2023. The balance was $12,989 as of December 31st, 2022.

Owed to: Loan #2
Amount owed: $10,946.00
Interest rate: 8.99%
Maturity date:
Material terms: The Company entered into a Line of Credit agreement for $15,000. The line of credit accrues interest of 8.99%. The line of credit was renewed for 12 months in 2022. The balance was $10,946 as of December 31st, 2022.

Owed to: Loan #3
Amount owed: $30,000.00
Interest rate: 8.75%
Maturity date:
Material terms: The Company entered into a Line of Credit agreement for $30,000. The line of credit accrues interest of 8.75%. The balance was $30,000 as of December 31st, 2022.

Owed to: Shopify Loan
Amount owed: $21,919.00
Interest rate: 0%
Maturity date:
Material terms: The Company entered into a Shopify loan in the amount of $29,000. The loan requires repayments equaling 12% of daily sales until fully repaid with an upfront fee of $2,300. The balance of the loan was $21,919 as of December 31st, 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cynthia Allison Jenkins-Schickel

Cynthia Allison Jenkins-Schickel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chief Executive Officer (CEO)

Dates of Service: January, 2013 - Present

Responsibilities: Since the inception of Brobe, I have designed all of the products, formed partnerships with factories, established the B2B side of the business, and oversee the D2C side. I also manage all financial decisions that pertain to the company. Allison receives an annual salary of $70,000 and holds 5,750,000 shares of Common Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cynthia Allison Jenkins-Schickel

Amount and nature of Beneficial ownership: 5,750,000

Percent of class: 86.9

RELATED PARTY TRANSACTIONS

Name of Entity: Cynthia Allison Jenkins-Schickel

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loans

Material Terms: A family member of the CEO has loaned the Company various amounts throughout the periods under review. The loan does not accrue interest and is due on demand. The balance of the loan was $51,660 as of December 31st, 2022. The Company loaned the CEO various funds since inception. The loan does not include interest and is due on demand. The balance of the loan was $121,682 of December 31st, 2022.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,616,664 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis is 6,616,664 shares, which includes 5,750,000 shares of Common Stock, 116,664 shares to be issued pursuant to outstanding warrants, 280,000 shares to be issued pursuant to stock options issued, and 470,000 shares to be issued pursuant to stock options, reserved but unissued.

Keep It Simple Security (KISS)

The security will convert into Preferred stock and the terms of the Keep It Simple Security (KISS) are outlined below:

Amount outstanding: $357,550.00

Maturity Date: October 21, 2020

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Next Equity Financing - Upon the closing of the Next Equity Financing, this KISS will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable).

Material Rights

During the periods ending December 31, 2020, and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550.

The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 12 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Regulation The medical adaptive clothing industry is heavily regulated, and companies must comply with various standards and regulations to maintain their competitive advantage. Reimbursement Reimbursement policies and coverage for medical adaptive clothing can vary widely from one country to another, and even from one insurer to another within the same country, which can impact the market demand for such products. Research and Development Research and development costs can be high in the medical adaptive clothing industry, as companies are continually striving to improve their products and create new and innovative products. Consumer Awareness Consumer awareness about medical adaptive clothing can be low, which can limit demand for these products. Technological advancements Technological advancements can disrupt the market, with new and innovative products being developed that could displace existing products. Dependence on Key Suppliers The medical adaptive clothing industry relies heavily on a few key suppliers for raw materials and components, which can create supply chain risks. Economic Downturns Economic downturns can impact consumer demand for medical adaptive clothing, as individuals may prioritize other expenses during tough economic times. Supplier Risk Our suppliers of fabric, cut and sew, etc. always have the risk of not being able to keep up with demand. Fortunately, that has never been an issue in the past eight (8) years of working with our suppliers. In addition, there are many other factories all over the world that can provide products for us.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2023.

Brobe International, Inc.

Name: <u>Brobe International Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Brobe International (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brobe International

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 11, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	29,468	31,913
Accounts Receivable	630	973
Loans Receivable - Related Party	121,682	123,265
Inventory	271,379	276,183
Total Current Assets	423,160	432,333
Non-current Assets		
Laptops, and Furniture and Fixtures, net of Accumulated Depreciation	6,689	8,885
Intangible Assets: Origination Fees, Trademark and Legal, net of Accumulated Depreciation	32,063	35,364
Security Deposits	2,278	2,278
Total Non-Current Assets	41,030	46,528
TOTAL ASSETS	464,189	479,037
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	6,967
Notes Payable - Related Party	51,660	1,660
Line of Credit	40,946	-
Convertible Notes	357,550	-
Short Term Debt	106,555	109,692
Sales Taxes Payable	9,859	-
Total Current Liabilities	566,569	118,320
Long-term Liabilities		
Convertible Notes	-	357,550
Notes Payable	140,477	148,382
Total Long-Term Liabilities	140,477	505,932
TOTAL LIABILITIES	707,047	624,252
EQUITY		
Accumulated Deficit	(242,857)	(145,215)
Total Equity	(242,857)	(145,215)
TOTAL LIABILITIES AND EQUITY	464,189	479,037

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	387,568	468,383
Cost of Revenue	168,756	166,893
Gross Profit	218,811	301,490
Operating Expenses		
Advertising and Marketing	108,781	131,198
General and Administrative	152,851	157,258
Rent and Lease	18,000	18,000
Amortization	7,071	-
Depreciation	2,372	-
Total Operating Expenses	289,075	306,456
Operating Income (loss)	(70,264)	(4,966)
Other Expense		
Interest Expense	27,378	21,666
Other	-	5
Total Other Expense	27,378	21,671
Income Before Tax Expense/(Benefit)	(97,642)	(26,637)
Provision for Income Tax	-	16,554
Net Income (loss)	(97,642)	(43,191)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	6,104,000	-	-	(102,024)	(102,024)
Net Income (Loss)	-	-	-	(43,191)	(43,191)
Ending Balance 12/31/2021	6,104,000	-	-	(145,215)	(145,215)
Net Income (Loss)	-	-	-	(97,642)	(97,642)
Ending Balance 12/31/2022	6,104,000	-	-	(242,857)	(242,857)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(97,642)	(43,191)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	7,071	-
Depreciation	2,372	-
Accounts Payable	(6,967)	(13,917)
Inventory	4,804	(25,964)
Accounts Receivable	343	1,885
Taxes Payable	9,859	2,956
Deferred Tax Asset	-	16,554
Other	(22,084)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(4,603)	(18,486)
Net Cash provided by (used in) Operating Activities	(102,245)	(61,677)
INVESTING ACTIVITIES		
Origination Fees	(3,770)	(14,824)
Loans Receivable - Related Party	1,583	(8,309)
Net Cash provided by (used by) Investing Activities	(2,187)	(23,134)
FINANCING ACTIVITIES		
Notes Payable	11,042	90,919
Notes Payable - Related Party	50,000	(3,100)
Line of Credit	40,946	(29,896)
Net Cash provided by (used in) Financing Activities	101,988	57,923
Cash at the beginning of period	31,913	58,802
Net Cash increase (decrease) for period	(2,444)	(26,887)
Cash at end of period	29,469	31,913

Brobe International
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Brobe International ("the Company") was incorporated in Delaware on December 16th, 2016. The Company offers functional and fashionable adaptive clothing for men, women, and children recovering from major surgeries. In the US alone, there are 40-50 million major surgeries every year providing adaptive clothing that is high quality & functional. No more dangling drain tubes or skin irritation from taping them to the body. The Company has accomplished this by creating inclusive, durable, and fashionable products and accessories for post-op patients. Most patients do not have specialized clothing that helps them recover physically & independently.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 for growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Laptops	5	3,128	(2,380)	-	748
Furniture and Fixtures	5	8,733	(2,792)	-	5,941
Grand Total	**-**	**11,861**	**(5,171)**	**-**	**6,689**

A summary of the Company's intangibles is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Originations Fees	1-10	31,626	(8,953)	-	22,673
Trademark and Legal	15	11,192	(1,802)	-	9,390
Grand Total	**-**	**42,818**	**(10,755)**	**-**	**32,063**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $271,379 as of December 31st, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A family member of the CEO has loaned the Company various amounts throughout the periods under review. The loan does not accrue interest and is due on demand. The balance of the loan was $51,660 as of December 31st, 2022.

The Company loaned the CEO various funds since inception. The loan does not include interest and is due on demand. The balance of the loan was $121,682 of December 31st, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into an SBA loan agreement in the amount of $200,000 in 2017. The loan accrues interest at 9.25% and has a maturity date in 2024. The balance of the loan was $123,483 as of December 31st, 2022.

The Company entered into an equipment financing agreement. The loan accrued interest at 15.99% and has a maturity date in 2033. The balance of the loan was $86,609 as of December 31st, 2022.

The Company entered into a Paypal loan totaling $22,000. The loan requires a repayment amount of 30% of the outstanding balance for which each repayment will be made in each period. The loan has a flat fee of $3,178. The Company agreed to pay the lender the minimum payment of $1,258 every 90 days beginning at the end of the agreement cancellation and ending when the total payment amount has been delivered to the lender. The minimum payment is due in each 90-day period that the account remains open, irrespective of the amount paid in any previous 90-day period. The balance of the loan was $2,032 as of December 31st, 2022.

Keep It Simple Security (KISS) – The Company has entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550. The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

The Company entered into a loan with an initial draw of $23,000. The loan accrues interest of 9.99% and matures in 2023. The balance was $12,989 as of December 31st, 2022.

The Company entered into a Line of Credit agreement for $15,000. The line of credit accrues interest of 8.99%. The line of credit was renewed for 12 months in 2022. The balance was $10,946 as of December 31st, 2022.

The Company entered into a Line of Credit agreement for $30,000. The line of credit accrues interest of 8.75%. The balance was $30,000 as of December 31st, 2022.

The Company entered into a Shopify loan in the amount of $29,000. The loan requires repayments equaling 12% of daily sales until fully repaid with an upfront fee of $2,300. The balance of the loan was $21,919 as of December 31st, 2022.

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	556,711
2024	69,615
2025	7,874
2026	7,874
2027	7,874
Thereafter	47,242

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 6,104,000 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 11, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

I, Allison Schickel , Principal Executive Officer of Brobe International, Inc., hereby certify that the financial statements of Brobe International, Inc. included in this Report are true and complete in all material respects.

Allison Schickel

CEO